420 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5
Tel. (604) 682-4004
Fax (604) 682-4009

Date: January 5, 2011	TSX Symbol: SLX

NEWS RELEASE

Silvermex Resources Inc. Appoints New Auditor

Silvermex Resources Inc. (the “Company”) (TSX: SLX) announces that in connection with the Company’s recently completed business combination transaction (see news release of the Company dated November 16, 2010), the Company’s Board of Directors has appointed Deloitte & Touche LLP as the new auditors of the Company. The former auditors, Meyers Norris Penny LLP, resigned at the request of the Company and there were no reportable events with respect to the change of auditor.

About Silvermex

Silvermex is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Silvermex is evaluating options for the expansion of existing mining operations at La Guitarra and advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. The Rosario/San Marcial mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of
Silvermex Resources Inc.

Duane Nelson
CEO & Director

For Further information, contact:

Duane Nelson
Director, Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-682-4004
info@silvermexresources.com

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.